Mail Stop 4561

June 20, 2006

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

   Re: Viisage Technology, Inc.
     Amendment No. 2 to the Registration Statement on Form S-4
     File No. 333-131843

     Form 10-K for the Fiscal Year Ended December 31, 2005
     Form 10-Q for the Quarter Ended March 31, 2006
     Form 8-K filed March 2, 2006
     File No. 0-21559

     Identix Incorporated
     Form 10-K for the Year Ended June 30, 2005
     Form 10-Q for the Quarterly Period Ended September 30, 2005
     Form 10-Q for the Quarterly Period Ended December 31, 2005
     Form 10-Q for the Quarterly Period Ended March 31, 2006
     File No. 1-09641

Dear Mr. Bailey:

   We have reviewed your above-mentioned filings and have the following comments.

Form S-4/A

General

1. We are in receipt of your application for confidential treatment (Control No. 17054) of certain portions of exhibits 10.79 and 10.80 to the registration statement. Comments on this matter will follow shortly under separate cover. Please note that all comments on your application for confidential treatment must be resolved prior to requesting acceleration of this registration statement.

Questions and Answers About the Merger and Special Meetings of Stockholders, page I

Q: How will the merger benefit Robert LaPenta…?, page VI

2.   We note the revised disclosure in this answer that you anticipate entering into
        certain agreements with L-1 in connection with SecuriMetrics and Identix
        acquisitions and for continuing management services after the merger. Revise
        your disclosure here and elsewhere in the prospectus, as appropriate (i.e., related
        party transactions), to provide more robust disclosure on your past and anticipated
        future business relationship with L-1. For example, we note from your response
        to prior comment 22 that prior to the consummation of the Aston investment, L-1
        provided investment services to you relating to potential acquisition candidates
        for which you compensated them with "mutually agreed upon fees." Disclose the
        fees paid to L-1 for those services and the criteria used to determine such fee.
        Moreover, your related party disclosure should detail the exact services
        previously provided, the service provided in the acquisitions of SecuriMetrics and
        Identix, and indicate whether you anticipate that, based on a comparison of the
        level of services provided in each transaction, the fee to be paid to L-1 for
        services associated with the SecuriMetrics and Identix acquisitions will be similar
        to or substantially different from fees previously paid to L-1, Messrs. LaPenta,
        DePalma and Paresi and Ms. Fordyce. We may have further comment.

Q: What stockholder approvals are required for Viisage?, page VII

3.   Revise to disclose the stockholder vote needed to approve the ratification of
        Deloitte & Touche as your new independent registered public accounting firm,
        similar to your disclosure on the votes needed to approval your other proposals.

Q: How many votes do Viisage stockholders have?, page VIII

4.   We note your response to prior comment 3 and the disclosure added on page 43.
        Please revise the forepart of the prospectus as requested to clarify the reasons why
        certain Viisage's and Identix's officers, directors and principal stockholders have
        agreed that, in the event that either board changes its recommendation to
        stockholders, the obligation to vote for the merger will continue to relate to 50%
        of the shares subject to the "voting" agreements similar to the revised disclosure
        on page 43.

Risk Factors

Additional Risks Related to the Business of Identix

If Identix is unable to successfully address the material… page 36

5. Please refer to prior comment 5 from our letter dated May 1, 2006. We note the revisions to your risk factor on Viisage's disclosure controls and procedures. However, we were unable to locate any meaningful revisions to the risk factor relating to Identix's internal control over financial reporting on page 36. Moreover, the text of that risk factor is confusing in that it appears merely to set forth the mechanics of an evaluation of internal control over financial reporting and cross-reference to certain periodic filings containing disclosure on such evaluation, rather providing a discussion of management's conclusions of its evaluation. Please revise to provide investors with a brief description of management's conclusions from its most current evaluation of internal control over financial reporting, describing in greater detail the material weakness identified, stating its independent auditors also concluded that internal controls were ineffective, and disclosing the highlights of the remediation plans being implemented to address the material weakness. Expand this risk factor, or include a separate risk factor, relating to the impact on the effectiveness of Identix's disclosure controls and procedures and the risks posed to investors from ineffective disclosure controls and procedures. Please also simplify the subheading to this risk factor to comply with the plain English requirements of Rule 421.

Viisage Proposal No. 1 and Identix Proposal No. 1 – The Merger

Opinion of Financial Advisor to the Board of Directors of Identix, page 64

6. We note the revised disclosure on pages 70-71in response to prior comment 17 of our letter dated May 1, 2006. We note USBX does not believe that any person other than the Viisage board of directors has the legal right to rely on its opinion and bases such belief on the limited nature of its contractual duty. Considering the opinion is prominently referenced throughout your registration statement, the receipt of such opinion is one of the reasons management cites for supporting the merger, and USBX has consented to the use of the opinion in a document that will be used to solicit stockholder approvals, it is unclear why your contractual arrangement with the board would limit investor rights to rely on the opinion as used in this document. If USBX wishes to continue to include a disclaimer in this section and in its written opinion filed as an exhibit to the registration statement, then you should revise this disclosure to provide an explanation as to why the limited nature of USBX's contractual duty is a reasonable basis for its belief that

no person other than the Viisage board of directors has the legal right to rely on its opinion. We note your statement that USBX is not aware of any controlling precedent that would create a statutory or common law right for persons other than the Viisage board of directors to rely on its opinion. Is USBX aware of any precedent supporting a conclusion that investors are unable to rely on an opinion included in a disclosure document with the consent of the advisor that rendered the opinion? Revise to state whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim.

Interests of Certain Viisage Persons in the Merger, page 82

Employment and change in control arrangements, page 84

7.   Please refer to prior comment 37 from our letter dated March 14, 2006 and prior comment 18 from our letter dated May 1, 2006. We note your previous response that no employment agreements have been finalized at this time. We also note that it does not appear any revisions were made in response to our previous comments. Please revise the prospectus to disclose the status of these negotiations as of the most recent practicable date, similar to that provided for the persons named on page 87.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 123

8.   We note your revised introductory disclosure and response to prior comment number 21. Please address the following with respect to your revised disclosure:

   - Your revised disclosure describing the historical financial data used to prepare the pro forma financial statements appears to include historical financial statements that were not actually used in the preparation. For example, your disclosure indicates that financial data for Viisage as of December 31, 2005 was used to prepare the pro forma financial statements. However, such financial statements were not used to prepare your pro forma balance sheet as the pro forma was prepared as of March 31, 2006. Your disclosure indicates that your pro forma statement of operations is based on SMI's results for the three years ended December 31, 2005. However, your pro forma statement of operations is prepared based on the year ended December 31, 2005. Please revise your disclosure to clearly describe the financial statements used to prepare your pro forma financial statements.

   - We note your revised introductory paragraph also refers to audited and unaudited financial statements that should be read in conjunction with the pro forma financial statements. However, this disclosure appears to include financial statements that have not been included in the registration statement and exclude financial statements that are included. For example, your disclosure indicates that the pro forma should be read in conjunction with Viisage's unaudited condensed financial statements as of and for the <u>nine</u> months ended March 31, 2006. Such financial statements have not been included in the registration statement. We further note you refer to Identix's unaudited condensed financial statements as of and for the three months ended March 31, 2006. It appears you should also refer to the interim financial statements for the nine months ended March 31, 2006. Please revise or advise as appropriate.

Unaudited Pro Forma Condensed Balance Sheet, page 124

9.   We note your pro forma adjustments for cash, other assets and accounts payable and accrued expenses that all appear to relate to transaction costs. The footnotes referenced do not currently identify why cash is being adjusted. Further, it appears that all three of these accounts are being adjusted for transaction costs; however, the discussion of transaction costs is currently in two separate footnotes. Please revise your footnotes to clearly explain why cash is being adjusted and discuss the total transaction costs from the transaction and how they are being reported in the pro forma adjustments.

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, page 127

10.   We note the portion of your response to prior comment number 22, which states, "Prior to the consummation of the Aston investment in Viisage, L-1 provided investment advice and related services to Viisage relating to potential acquisition candidates for Viisage for which it was compensated at a mutually agreed upon fees." Your response also indicates that Aston is continuing to provide such services after the consummation of the investment agreement. Revise your disclosure on pages F-23 and F-51 to provide all the related party disclosures required by SFAS 57, paragraph 2, with respect to these transactions.

11.   We note your response to prior comment number 23 and reissue a portion of the comment. Our prior comment requested you to provide a revised analysis of SFAS 141, paragraph 17(b), that includes the impact of individuals that have not signed voting agreements in favor of the merger. However, your response only clarified that with respect to Viisage, each applicable person or entity executed a voting agreement. Please expand your analysis to tell us the impact of Identix individuals that have not signed voting agreements in favor of the merger and provide a revised analysis of SFAS 141, paragraph 17(b).

Information Regarding Viisage Business, page 138

Intellectual Property, page 148

12.   Please refer to prior comment 19 from our letter dated May 1, 2006. We note your response that there is no patent or other intellectual property right on which your business as a whole materially depends. However, Item 101(c)(1)(iv) of Regulation S-K requires that you specify the importance to the segment and the duration and effect of all patents held. Revise to disclose the importance of your patents to your business segments and state whether any business segment is materially dependent on a specific patent.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 154

Critical Accounting Policies and Significant Estimates

Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 161

13.   We note your response to prior comment number 28 and your revised disclosure on page 161. However, your revised disclosure appears to only address the manner in which you allocate goodwill to reporting units. Therefore, we reissue the portion of prior comment number 28 which requests you to revise your disclosure to discuss how accurate your estimate of fair value has been in the past and how much the estimate has changed in the past. In addition, due to the significant amount of goodwill that will be recorded as a result of the pending acquisition, consider disclosing how reporting units are identified and changes in the number of reporting units or in the manner in which goodwill is allocated to the reporting units.

14.   Your response to prior comment number 28 and 29 indicates that prior to the acquisition of IBT, you operated in one reporting unit and hence you performed your goodwill impairment analysis based on this reporting unit. Tell us how you concluded that your reporting unit is the same as your reportable segment. As part of your response, tell us how you concluded that various markets, i.e. State and Local, Federal and Commercial/Emerging Markets, do not constitute separate reporting units pursuant to SFAS 142, paragraph 30. In this respect, we note based on your response to prior comment number 41 that discrete information about your various markets is available to your CODM. Your response further indicates that your CODM reviews revenue information with respect to your various markets. If you conclude that these markets do represent separate reporting units, provide a revised goodwill impairment analysis by reportable segment as required by SFAS 142, paragraph 18.

Results of Operations, page 166

15.   Please refer to prior comment 30 of our letter dated May 1, 2006. We note your response that "pricing pressure was not a trend affecting revenues" in your reported periods. We do not understand your response. We note from page 148 that you compete within your industry on the basis of service and support, technical excellence, price, credibility and flexibility. We further note from page 149 that substantially all your sales to new customers have been the result of competitive bidding for contracts and from page 155 that your typical government contracts are structured as fixed priced contracts or fixed price per credential contract. As such, we do not understand why you should not be providing meaningful disclosure regarding pricing or volume changes impact revenues and costs. Does your use of fixed term contracts limit your ability to implement pricing changes? Have these sorts of contracts contributed to your historical losses from operations? Please revise to provide some disclosure to investors regarding changes in revenues attributable to increase volume of services or products provided versus increases attributable to increased prices or margins.

16.   We note you have discussed your results of operations for revenue, cost of revenue and gross margin and operating expenses by segment. Please revise to provide a reconciliation of each financial statement caption by segment to your consolidated results as reported on your consolidated statements of operations for each period discussed. We believe that such reconciliation would assist the user to understand the context of the segment results to the consolidated financial results. Further, the disclosure should include an analysis and discussion of consolidated results of operations in addition to the segment information.

17.   We note you have excluded the impact of stock-based compensation and amortization of intangible assets when discussing certain results of your fingerprint products and services and SecuriMetrics segments. Such disclosures appear to be non-GAAP financial measures as they exclude the impact of certain costs required to be reported in accordance with GAAP. If correct, demonstrate the usefulness of each of your non-GAAP financial measures. If you are able to overcome the burden or demonstrate the usefulness of such non-GAAP measures, revise to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." If you are not able to overcome the burden of demonstrating the usefulness of such measures, revise to include the impact of stock-based compensation and amortization of intangible assets when discussing your results of operations.

Certain Relationships and Related Transactions, page 204

Relationship with L-1 Investment Partners, LLC

18.   As requested above, please revise your disclosure on page 205 to specifically
        address the prior advisory services provided by L-1 to Viisage and quantify the
        fee paid for such services. You should contrast previous services with the
        services provided in the SecuriMetrics acquisition and provide a reasonable
        estimate of the fees payable to L-1 for services associated with that transaction.
        Similar disclosure should be provided regarding advisory services provided for
        this merger transaction and anticipated fees and expenses to be paid to L-1.
        These discussions should include the criteria used to calculate the fees paid and
        an indication of who takes part or will take part in the negotiation of the fees on
        behalf of Viisage.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

19.   Your response to prior comment number 36 indicates that you establish VSOE of
        fair value of software PCS and hardware maintenance based on the price when
        sold separately. This implies that you establish VSOE of fair value of PCS based
        on separate sales and not based on a stated renewal rate in your arrangements. If
        this is correct, please tell us whether the prices charged in separate PCS sales vary
        from customer to customer and if so, tell us how you determined it is appropriate
        to use a range of prices to establish VSOE of a particular PCS element. As part of
        your response, please describe the process you use to evaluate the various factors
        that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of
        the arrangement, region, distribution channel and specific requirements of the
        order). In addition, clarify how you have sold the software PCS and hardware
        maintenance separately.

20.   We note your evaluation of the indicators of EITF 99-19 in response to prior
        comment number 37. Your response supports your conclusion that revenue
        should be reported on a net basis when you are the subcontractor in these
        arrangements. Describe how you are presenting the fixed fee received from the
        primary contractor in your statements of operations. In this regard, explain
        whether you record this fee in revenue net of any related cost associated with the
        fee. Describe the nature of any cost directly incurred to earn this fee. Explain
        how you arrive at the net basis for reporting revenue. Contrast the net basis
        reporting to your reporting on a gross basis. That is, indicate how you record

revenue when you are the principal and describe the associated cost.   We may have further comments.

Goodwill, page F-18

21.   We note your revised disclosure on page F-33 in response to prior comment number 40. However, we further note that you did not include the amount of goodwill by reportable segment in the segment reporting and geographic information footnote in your financial statements for the quarter ended March 31, 2006. Please revise your first quarter 2006 financial statements to disclose amount of goodwill by reportable segment and confirm that you will continue to provide this disclosure in future filings.

Notes to Condensed Consolidated Financial Statements

Note 5. Business Segments, Geographical Information and Concentrations of Risk, page F-52

22.   We note your disclosure, which states the advanced technology identity solutions segment includes all corporate general and administrative expenses. Clarify why you have included corporate expenses in this operating segment. As part of your response, clarify whether your advanced technology identity solutions segment earns revenues from your corporate expenses. We refer you to SFAS 131, paragraph 11.

Form 8-K filed March 2, 2006

23.   We note your response to prior comment number 47 with respect to your use of non-GAAP financial measures. Your response indicates, in part, that management believes your non-GAAP measures are useful as they provide "a more complete picture for investors to evaluate how Viisage's acquisition strategy is directly impacting Viisage's operational performance." You also cite this as the economic substance behind management's decision to use such a measure. However, it appears that there would be other non-cash costs of such acquisitions that are not being eliminated from your non-GAAP measure. Address why you believe that excluding certain non-cash charges is a more complete picture of your performance than the corresponding financial statements prepared in accordance with GAAP. Address why the non-GAAP measure includes the revenues from the acquisition, but not all the cost associated with generating that revenue. Therefore, we do not believe that you have adequately addressed the usefulness of your non-GAAP measure. Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states,

"companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the amortization of intangible assets or stock-based compensation will become immaterial within a near-finite period.

24.   Your response to prior comment number 47 also indicates that management uses the non-GAAP financial measure, in part, to measure compliance with the financial covenants included in your line of credit. Therefore it still appears that this non-GAAP measure may be used as a measure of liquidity. Please advise or revise to include a reconciliation to cash flows from operations.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on the periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions regarding comments on the financial statements and related, you may contact Chris White at (202) 551-3461 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488. You may contact Rebekah Toton at (202) 551-3857 with any other question. In the alternative, you may contact me at (202) 551-3730.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director

cc: Via Facsimile (617) 248-4000   Via Facsimile (650) 324-0638
        Charles J. Johnson, Esq.   Richard A. Peers, Esq.
        Frederick P. Callori, Esq.   Kyle Guse, Esq.
        Choate, Hall & Stewart LLP   Heller Ehrman, LLP
        Telephone: (617) 248-5000   Telephone: (650) 324-7000